SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

News Release	April 27, 2005 at 10.00 GMT

Stora Enso Interim Review January – March 2005

Profits rose; further improvement measures initiated mainly in Europe

First Quarter Results (compared with previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.07 (EUR 0.03 excluding non-recurring items). Operating profit was EUR 112.7 million (EUR 41.4 million excluding non-recurring items), which is 3.6% of sales. Profit before taxes and minority interests amounted to EUR 83.6 (EUR 23.2 excluding non-recurring items) million. There were no non-recurring items in the first quarter.

Sales at EUR 3 144.9 million were 3.0% lower than the previous quarter’s EUR 3 241.9 million. Cash flow from ongoing operations was EUR 159.4 (EUR 406.0) million and cash flow after investing activities EUR -198.1 (EUR 86.7) million. Cash earnings per share were EUR 0.41 (EUR 0.38 excluding non-recurring items). Net financial items were EUR -43.1 (EUR -32.5) million. Market-related production curtailments totalled 12 000 (80 000) tonnes.

EUR million	2003	2004	Q1/04	Q4/04	Q1/05
Sales	12 172.3	12 395.8	3 017.9	3 241.9	3 144.9
EBITDA1)2)	1 707.7	1 510.9	392.7	331.2	388.8
Operating profit2)	522.9	338.9	102.1	41.4	112.7
Non-recurring items	-54.4	369.7	115.7	179.9	—
Operating margin2), %	4.3	2.7	3.4	1.3	3.6
Operating profit	468.5	708.6	217.8	221.3	112.7
Profit before tax and minority interests2)	316.3	271.8	79.5	23.2	83.6
Profit before tax and minority interests	207.8	641.5	195.2	203.1	83.6
Net profit for the period	136.0	740.8	405.3	149.0	58.6
EPS2), Basic, EUR	0.24	0.26	0.06	0.03	0.07
EPS, Basic, EUR	0.16	0.89	0.49	0.18	0.07
CEPS2)3), EUR	1.63	1.67	0.41	0.38	0.41
ROCE2), %	4.6	3.0	3.7	1.5	4.1
1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe demand for advertising-driven paper grades is expected to be good. Publication paper prices were increased in the beginning of the year and are expected to remain at that level. Coated and uncoated fine paper demand is improving, but uncoated fine paper sheet prices are under pressure due to overcapacity. Price increases have been announced for some coated fine paper segments. Demand for packaging boards is stable and some price increases are being implemented in consumer boards, but corrugated board prices are under pressure. Demand for wood products is improving slowly and prices are expected to be stable.”

In North America demand for advertising-driven papers remains good. Prices for magazine paper and coated fine paper reels are expected to increase again during the second quarter. The North American Profit Enhancement Programme is proceeding as planned.

In Asia fine paper demand remains healthy and prices are increasing.

In April there have been unscheduled shutdowns of mills in Finland related to ongoing labour negotiations, and this unsettled situation continues.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

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Stora Enso Interim Review January – March 2005

Summary of first quarter results (compared with previous quarter)

•	Sales were EUR 3 144.9 million (EUR 3 241.9 million).

•	Operating profit was EUR 112.7 million (EUR 41.4 million) excluding non-recurring items.

•	Profit before tax and minority items was EUR 83.6 million (EUR 23.2 million) excluding non-recurring items.

•	Earnings per share were EUR 0.07 (EUR 0.03) excluding non-recurring items.

•	Cash earnings per share were EUR 0.41 (EUR 0.38) excluding non-recurring items.

Demand for Group products was relatively good in the first quarter, with a modest improvement in demand for advertising-driven paper and continuing strength in packaging board grades.

European mills increased sales of fine paper, but publication paper sales volumes were lower than in the previous quarter partly due to rebuilds (lost production 134 000 tonnes). Prices rose for all publication paper grades, but were unchanged for coated fine paper and packaging board, and slightly lower for uncoated fine paper. Demand for wood products was stable, although oversupply pressure persisted in Europe.

In North America demand for uncoated magazine paper and coated fine paper increased, and demand for coated magazine paper was unchanged. Sales prices increased moderately.

In addition to the production lost due to the rebuilds, market-related production curtailments totalled 12 000 tonnes, all of it in Europe, compared with the previous quarter’s 73 000 tonnes in Europe and 7 000 tonnes in North America.

Paper and board deliveries totalled 3 573 000 tonnes, which is 210 000 tonnes less than the previous quarter’s 3 783 000 tonnes. Production totalled 3 703 000 tonnes (3 655 000 tonnes). Deliveries of wood products totalled 1 541 000 cubic metres, compared with the previous quarter’s 1 695 000 cubic metres.

EUR million	2003	2004	Q1/04	Q4/04	Q1/05
Sales	12 172.3	12 395.8	3 017.9	3 241.9	3 144.9
EBITDA1)2)	1 707.7	1 510.9	392.7	331.2	388.8
Operating profit2)	522.9	338.9	102.1	41.4	112.7
Non-recurring items	-54.4	369.7	115.7	179.9	—
Operating margin2), %	4.3	2.7	3.4	1.3	3.6
Operating profit	468.5	708.6	217.8	221.3	112.7
Profit before tax and minority interests2)	316.3	271.8	79.5	23.2	83.6
Profit before tax and minority interests	207.8	641.5	195.2	203.1	83.6
Net profit for the period	136.0	740.8	405.3	149.0	58.6
EPS2), Basic, EUR	0.24	0.26	0.06	0.03	0.07
EPS, Basic, EUR	0.16	0.89	0.49	0.18	0.07
CEPS2)3), EUR	1.63	1.67	0.41	0.38	0.41
ROCE2), %	4.6	3.0	3.7	1.5	4.1
1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

There were no non-recurring items in the first quarter of 2005 and, as a result of a change in accounting rules (IFRS 3 Business Combinations), goodwill is no longer amortised on a straight-line basis over the expected useful life.

On 1 January 2005 Stora Enso adopted IFRS 2 Share-Based Payment, which affects personnel expenses; the comparative financial figures for previous periods having been adjusted accordingly.

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First Quarter Results (compared with previous quarter)

Sales at EUR 3 144.9 million were 3.0% lower than the previous quarter’s EUR 3 241.9 million, mainly because shutdowns for rebuilding reduced Publication Paper deliveries. However, this was partially offset by higher sales prices in Publication Paper and higher deliveries in Fine Paper and Packaging Boards.

Operating profit was EUR 112.7 million (EUR 41.4 million excluding non-recurring items), which is 3.6% of sales. Operating profit increased in Fine Paper and Packaging Boards. Operating loss decreased in Wood Products.

A reduction in fixed costs, owing to higher production, especially in Packaging Boards, improved operating profit. This was partially offset by lost production as a consequence of the rebuilds in Publication Paper (EUR -32 million).

Operating profit includes carbon dioxide (CO2) emission net expenses of EUR 5.2 million as the European Union has issued emission rights, which are accounted for according to IFRIC 3 Emission Rights. Value changes at the Nordpool Exchange resulted in this non-cash accounting charge.

In accordance with IFRS 2 Share-Based Payment, changes in the fair values of options are recorded as personnel expenses. The non-cash valuation impact on the operating profit was EUR -1.4 million.

Profit before taxes and minority interests amounted to EUR 83.6 (EUR 23.2 excluding non-recurring items) million.

Net financial items were EUR -43.1 (EUR -32.5) million. Net interest expenses amounted to EUR 27.6 (EUR 32.6) million and net foreign exchange gains were EUR 5.7 (EUR -2.8) million. Other financial items totalled a negative EUR 21.2 (positive EUR 2.9) million, mainly related to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR 14.0 (EUR 14.3) million with a positive effect of EUR 14.4 (EUR 11.3) million from Bergvik Skog.

Net taxes totalled EUR -23.6 (EUR -53.7) million and the minority interest in profits was EUR -1.4 (EUR -0.4) million, leaving a net profit for the quarter of EUR 58.6 (EUR 149.0) million.

Earnings per share were EUR 0.07 (EUR 0.03 excluding non-recurring items).

The return on capital employed was 4.1% (1.5% excluding non-recurring items). Capital employed was EUR 11 118.9 million on 31 March 2005, a net rise of EUR 463.2 million. Higher inventories increased working capital, and currency effects increased capital employed by EUR 120.8 million.

Capital Structure

EUR million	31 Dec 2004	31 Mar 2004	31 Mar 2005
Fixed assets	10 848.2	11 059.5	11 104.7
Working capital	1 301.3	924.0	1 499.0

Operating Capital	12 149.5	11 983.5	12 603.7
Net tax liabilities	-1 493.8	-1 422.5	-1 484.8

Capital Employed	10 655.7	10 561.0	11 118.9

Associated companies	568.1	498.1	588.9

Total	11 223.8	11 059.1	11 707.8

Shareholders’ equity	8 036.3	7 891.4	7 672.0
Minority interests	136.1	62.8	108.2
Interest-bearing net liabilities	3 051.4	3 104.9	3 927.6

Financing Total	11 223.8	11 059.1	11 707.8

Financing

Cash flow from ongoing operations was EUR 159.4 (EUR 406.0) million and cash flow after investing activities EUR -198.1 (EUR 86.7) million. Cash earnings per share were EUR 0.41 (EUR 0.38 excluding non-recurring items).

At the end of the period, interest-bearing net liabilities were EUR 3 927.6 million, an increase of EUR 876.2 million caused partly by the EUR 365.3 million dividend for 2004 being deducted from equity and entered into current interest-bearing liabilities for payment on 8 April. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.3 billion.

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Shareholders’ equity amounted to EUR 7.7 billion or EUR 9.46 (EUR 9.80) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 31 March 2005 of EUR 8.8 billion.

The debt/equity ratio at 31 March 2005 was 0.51 (0.38). The currency effect on equity was a gain of EUR 15.2 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 106.6 million in the first quarter.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Structural Changes and OCI*	Translation Difference	Balance Sheet Impact
Operating profit	119.3	-6.6		112.7
Depreciation	276.1			276.1
Change in working capital	-236.0	50.0	-11.7	-197.7

Cash Flow from Operations	159.4	43.4	-11.7	191.1

Capital expenditure	-356.6			-356.6
Acquisitions	-4.9	1.5	-7.5	-10.9
Other changes in fixed assets	4.0	-64.7	-115.3	-176.0

Operating cash flow	-198.1	-19.8	-134.5	-352.4

Net financing items	-43.1			-43.1
Taxes paid	-51.8	17.1	6.2	-28.5
Dividends	-365.3			-365.3
Repurchase of own shares	-106.6			-106.6
Other change in shareholders’ equity and minority interests	-44.0	48.4	15.3	19.7

Change in Interest-bearing Net Liabilities	-808.9	45.7	-113.0	-876.2

*	OCI = Other Comprehensive Income

Capital Expenditure for the First Quarter

Capital expenditure for the first quarter totalled EUR 356.6 million.

The main projects during the quarter were the new paper machine 12 at Kvarnsveden Mill (EUR 146.1 million), rebuilding paper machine 5 at Corbehem Mill (EUR 32.9 million), rebuilding paper machine 2 at Summa Mill (EUR 22.7 million), the Skoghall Energy 2005 project (EUR 18.2 million) and rebuilding paper machine 26 at Biron Mill (EUR 11.0 million).

During the quarter it was decided to rebuild boiler 2 at the newsprint mill at Hylte in Sweden. The project is scheduled to be completed in February 2006 at an estimated cost of EUR 40 million.

Events in Associated Companies

During the first quarter Stora Enso invested a further EUR 4.5 million in equity in Veracel, bringing the total amount invested by 31 March 2005 to EUR 277.5 million. Veracel Mill is expected to start up in May/June 2005.

First Quarter Results (compared with the same period in 2004)

Sales at EUR 3 144.9 million were 4.2% higher than in the first quarter of 2004 as volumes rose. Publication paper and coated fine paper prices increased.

Operating profit excluding non-recurring items increased by EUR 10.6 million. The Group’s former Swedish forests contributed to operating profit until their transfer to the associated company Bergvik Skog AB at the end of the first quarter of 2004. Wood Supply Europe therefore recorded a decline of EUR 25 million in operating profit due to this structural change. Operating profit was higher in the Paper segment, but lower in Packaging Boards and Forest Products.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 4.1 million, and earnings per share excluding non-recurring items by EUR 0.01.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

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First Quarter Events 2005

Syndicated Loan

In January Stora Enso signed a new EUR 1.75 billion syndicated credit facility agreement with a group of 23 banks. The facility, which has a maturity of five years, is for general corporate purposes and replaced an existing EUR 2.5 billion syndicated facility.

Acquisition of Minority Shareholding in Former Sylvester

In March Stora Enso Timber acquired the remaining 34% shareholding in the Estonian Stora Enso Timber AS, formerly AS Sylvester, and thus gained 100% ownership of the company. The purchase price was EUR 41.8 million.

Acquisition of UPM’s Minority Shareholding in Corenso

In March Stora Enso announced that it was to acquire UPM’s 29% minority shareholding in Corenso United Oy Ltd and thus gain 100% ownership of the company. Stora Enso is purchasing the shares to gain full control of the company and develop this strategic business area independently. The transaction is subject to approval by competition authorities and is expected to be closed by the end of the second quarter.

Share Capital and Ownership

The Annual General Meeting (AGM) of Stora Enso Oyj on 22 March 2005 decided to lower the Company’s share capital by EUR 41.2 million through the cancellation of 16 300 A shares and 24 250 000 R shares. These shares had been repurchased, at an amount of EUR 265.7 million, under the authorisation of the 2004 AGM and the reduction in share capital was registered in the Finnish Trade Register on 31 March 2005.

The 2005 AGM also authorised the Board to repurchase and dispose of not more than 17 900 000 A shares and 62 150 000 R shares in the Company. The repurchases started on 30 March 2005 and by 12 April 2005 the Company had repurchased a total of 19 000 A shares at an average price of EUR 10.86 and 4 877 600 R shares at an average price of EUR 10.86 under the new authorisation.

During the period a total of 1 878 A shares were converted into R shares. The latest conversion during the quarter was recorded in the Finnish Trade Register on 16 February 2005.

At the end of the quarter Stora Enso had 179 030 345 A shares and 633 946 754 R shares in issue, of which the Company held no A shares and 1 920 624 R shares with a nominal value of EUR 3.3 million. The holding represents 0.76% of the Company’s share capital and 0.11% of the voting rights.

Other Decisions of the Annual General Meeting on 22 March 2005

The proposed dividend of EUR 0.45 per share was approved.

Gunnar Brock, Birgitta Kantola and Matti Vuoria were elected as new members of the Board of Directors.

The AGM also approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) members of the Board of Directors, (c) the remuneration for Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors.

Decisions by Board of Directors

Claes Dahlbäck will continue as Chairman of the Board of Directors and Ilkka Niemi was elected as Vice Chairman.

Jan Sjöqvist (chairman) and Ilkka Niemi will continue as members of the Financial and Audit Committee. Lee A. Chaden, Claes Dahlbäck and Birgitta Kantola were elected new members of this committee.

Claes Dahlbäck (chairman), Harald Einsmann and Ilkka Niemi will continue as members of the Compensation Committee. Matti Vuoria was elected a new member of this committee.

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Changes in Organisational Structure

In March Stora Enso announced that it will change its organisational structure. The new organisation will focus on broadening the experience of a number of key managers, reducing the number of management levels within Stora Enso, expanding in emerging markets and developing global product divisions. The new organisation structure will take effect from 1 May 2005.

Events after the Period

On 13 April Stora Enso announced that it had closed the previously announced acquisition of the paper merchant Papeteries de France (PdF) from International Paper.

On 25 April Stora Enso announced that it had signed a memorandum of understanding to acquire 100% of the shares in the German paper merchant Schneidersöhne Group. The enterprise value of the company is estimated to be EUR 450 million. The all-cash acquisition is expected to be completed during the third quarter of 2005, subject to due diligence and approval by regulatory and competition authorities, as well as other required approvals.

Programme for Profit Improvement

After completing major asset restructuring programmes at its European units, Stora Enso is initiating a programme with the target of an improvement in annual profit before tax of EUR 300 million, mainly in Europe, to be achieved from mid 2007 onwards. Capital expenditure will be kept at or below depreciation with a greater emphasis on emerging markets.

In an environment of low industry profitability, tighter competition and a weaker US dollar, Stora Enso is responding with enhanced cost savings in addition to continuous improvement measures.

The programme will comprise efficiency improvements in production, sales and logistics, working capital management, sourcing and administration. There may also be closure or disposal of units with especially high costs or low long-term earnings potential, and redundancies may occur.

Outlook

In Europe demand for advertising-driven paper grades is expected to be good. Publication paper prices were increased in the beginning of the year and are expected to remain at that level. Coated and uncoated fine paper demand is improving, but uncoated fine paper sheet prices are under pressure due to overcapacity. Price increases have been announced for some coated fine paper segments. Demand for packaging boards is stable and some price increases are being implemented in consumer boards, but corrugated board prices are under pressure. Demand for wood products is improving slowly and prices are expected to be stable.

In North America demand for advertising-driven papers remains good. Prices for magazine paper and coated fine paper reels are expected to increase again during the second quarter. The North American Profit Enhancement Programme is proceeding as planned.

In Asia fine paper demand remains healthy and prices are increasing.

In April there have been unscheduled shutdowns of mills in Finland related to ongoing labour negotiations, and this unsettled situation continues.

This report is unaudited.

Helsinki, 27 April 2005

Stora Enso Oyj

Board of Directors

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Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Change Q1/Q4%
Sales	4 343.3	1 019.2	1 069.6	1 090.6	1 163.9	1 049.5	-9.8
Operating profit*	91.3	8.7	-3.8	48.2	38.2	20.0	-47.6
% of sales	2.1	0.9	-0.4	4.4	3.3	1.9
ROOC, %**	2.3	0.9	-0.4	4.6	3.6	1.9
Deliveries, 1 000 t	7 398	1 732	1 819	1 846	2 001	1 701	-15.0
Production, 1 000 t	7 396	1 830	1 782	1 886	1 899	1 775	-6.5

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 049.5 million, down 9.8% on the previous quarter. Price increases were offset by lower sales volumes during the first quarter. Operating profit was EUR 20.0 million, down 47.6% on the previous quarter because deliveries were lower due to seasonal effects and major asset rebuilds. In addition to the 134 000 tonnes of lost production due to the rebuilds, there were minimal market-related production curtailments.

In Europe demand for publication paper was about the same as a year ago. Overseas demand remained strong, particularly for coated magazine paper. Operating rates were satisfactory at all mills and prices for all publication paper grades rose.

Producer inventories have increased following seasonal patterns to the levels of a year ago, though customers have apparently decreased their inventories.

In North America demand was strong for magazine paper and weaker for newsprint. Prices for all publication paper grades rose during the quarter and producer inventories are normal.

There is evidence of a recovery in advertising in Europe this year, so the outlook for advertising-driven paper demand for the rest of the year is good. In North America, advertising spending is expected to remain firm and further paper price increases are anticipated during the second quarter.

Fine Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Change Q1/Q4%
Sales	3 173.1	788.9	786.3	791.8	806.1	833.1	3.3
Operating profit*	64.3	18.1	4.6	27.9	13.7	47.8	N/M
% of sales	2.0	2.3	0.6	3.5	1.7	5.7
ROOC, %**	1.9	2.2	0.5	3.2	1.6	5.6
Deliveries, 1 000 t	3 893	959	964	974	995	1 041	4.6
Production, 1 000 t	4 033	984	999	1 041	1 010	1 030	2.0

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 833.1 million, up 3.3% on the previous quarter mainly due to higher deliveries. Operating profit was EUR 47.8 million, up EUR 34.1 million on the previous quarter due to higher deliveries and reduced fixed costs. There were minimal market-related production curtailments.

In Europe demand for uncoated fine paper was healthy. Price pressure due to oversupply persists in certain uncoated fine paper grades. Industry mill stocks are in balance and merchant inventories are normal.

In Asia demand for uncoated fine paper strengthened during the first quarter and prices increased.

In Europe demand for coated fine paper was good. Prices for coated fine paper reels were stable, although prices for merchant stock sheets were under pressure. Industry mill stocks were quite high, but have recently declined slightly, though merchant stocks remained low throughout the first quarter. Industry order books are expected to remain healthy to the end of the second quarter.

In North America demand for coated fine paper was good.

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In Asia demand for coated fine paper increased after the Chinese New Year. Prices stabilised towards the end of the fourth quarter and have increased slightly since then.

Coated fine paper prices are expected to rise in Europe and to continue rising in North America and Asia during the second quarter.

Merchants

Sales were EUR 182.1 million, down 0.7% on the previous quarter mainly due to lower average prices. Operating profit was EUR 2.7 million, EUR 1.2 million down on the previous quarter due to reduced margins.

PACKAGING BOARDS

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Change Q1/Q4%
Sales	2 771.5	692.0	704.4	674.6	700.5	722.7	3.2
Operating profit*	277.6	82.1	67.7	84.8	43.0	73.7	71.4
% of sales	10.0	11.9	9.6	12.6	6.1	10.2
ROOC, %**	10.6	13.1	10.7	13.4	6.5	10.9
Deliveries, 1 000 t	3 119	776	790	766	787	831	5.6
Production, 1 000 t	3 090	771	775	798	747	898	20.2

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 722.7 million, up 3.2% on the previous quarter, partly because the Intercell acquisition increased sales by EUR 40.4 million. Operating profit was EUR 73.7 million, up 71.4% on the previous quarter due to lower maintenance costs and higher production. There were minimal market-related production curtailments. Demand has been good and is expected to remain stable in all businesses.

Some price increases have been implemented and others are expected in consumer boards, though there is pressure on prices for corrugated packaging.

FOREST PRODUCTS

Wood Products

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Change Q1/Q4%
Sales	1 566.8	373.1	419.2	388.5	386.0	366.9	-4.9
Operating profit*	34.7	11.4	21.3	10.9	-8.9	-4.0	55.1
% of sales	2.2	3.1	5.1	2.8	-2.3	-1.1
ROOC, %**	5.2	7.0	12.5	6.3	-5.2	-2.3
Deliveries, 1 000 m3	6 664	1 597	1 777	1 595	1 695	1 541	-9.1

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 366.9 million, down 4.9% on the previous quarter mainly due to lower production and invoicing volumes. There was an operating loss of EUR 4.0 million due to lower volumes and an investment shutdown at Zdirec Mill (EUR -3.5 million). Product inventories increased significantly during the first quarter of 2005. In general, losses incurred in the Nordic countries were compensated by profits in Central Europe.

Construction activity has remained firm despite slight increases in mortgage interest rates in the USA and UK.

Softwood production has increased considerably in Europe. Some of the additional volume has been absorbed by the strong US market, but the European market remains oversupplied and production inventories are high.

The peak spring season should improve the market balance and prices are expected remain stable.

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Wood Supply Europe

Sales were EUR 674.7 million, up 2.7% on the previous quarter mainly for seasonal reasons. Operating profit was EUR 3.1 million, having improved slightly as wood costs decreased.

Deliveries to Group mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.9 million cubic metres (solid wood under bark), 6.9% up on the previous quarter.

Storms at the beginning of the quarter in southern Sweden and the Baltic States depressed coniferous pulpwood and sawlog prices in these markets. An oversupply emerged in the Russian sawlog market and prices decreased. There is strong demand for short-fibre wood in the markets around the Baltic Sea.

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Financials

Key Ratios	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Earnings per share (basic), EUR	0.49	0.06	0.16	0.18	0.89	0.07
Earnings per share excl. non-recurring items, EUR	0.06	0.06	0.11	0.03	0.26	0.07
Cash earnings per share (CEPS), EUR	0.54	0.43	0.51	0.53	2.02	0.41
CEPS excl. non-recurring items, EUR	0.41	0.43	0.46	0.38	1.67	0.41

Return on capital employed (ROCE), %	7.9	2.1	7.9	8.2	6.4	4.1
ROCE excl. non-recurring items, %	3.7	2.1	5.1	1.5	3.0	4.1
Return on equity (ROE), %	20.5	2.6	6.9	7.4	9.3	3.0
Debt/equity ratio	0.39	0.43	0.42	0.38	0.38	0.51
Equity per share, EUR	9.46	9.53	9.70	9.80	9.80	9.46
Equity ratio, %	47.7	48.2	48.5	49.8	49.8	45.8

Operating profit, % of sales	7.2	1.8	7.0	6.8	5.7	3.6
Operating profit excl. non-recurring items, % of sales	3.4	1.8	4.6	1.3	2.7	3.6
Capital expenditure, EUR million	216.1	281.1	268.1	214.3	979.6	356.6
Capital expenditure, % of sales	7.2	9.1	8.8	6.6	7.9	11.3
Capital employed, EUR million	10 561	10 812	10 831	10 656	10 656	11 119
Interest-bearing net liabilities, EUR million	3 105	3 356	3 343	3 052	3 052	3 928

Average number of employees	42 446	43 795	44 045	43 779	43 779	44 870
Average number of shares (million)
- periodic	835.3	831.8	826.3	822.0	828.8	816.3
- cumulative	835.3	833.6	831.1	828.8	828.8	816.3
- cumulative, diluted	836.0	834.4	831.9	829.4	829.4	816.9

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2004	31 Mar 2005	31 Dec 2004	31 Mar 2005
SEK	9.0206	9.1430	9.1253	9.0773
USD	1.3621	1.2964	1.2440	1.3107
GBP	0.7051	0.6885	0.6786	0.6933
CAD	1.6416	1.5737	1.6166	1.6073

Condensed Consolidated Income Statement

EUR million	2004	Q1/2004	Q1/2005
Sales	12 395.8	3 017.9	3 144.9
Other operating income	153.8	140.2	19.6
Materials and services	-6 534.6	-1 560.0	-1 674.0
Freight and sales commissions	-1 367.8	-325.6	-347.4
Personnel expenses	-1 934.8	-552.9	-556.6
Other operating expenses	-831.8	-211.2	-197.7
Depreciation, amortisation and impairment charges	-1 172.0	-290.6	-276.1

Operating Profit	708.6	217.8	112.7
Share of results of associated companies	38.9	-2.3	14.0
Net financial items	-106.0	-20.3	-43.1

Profit before Tax and Minority Interests	641.5	195.2	83.6
Income tax expense	107.4	214.3	-23.6

Profit after Tax	748.9	409.5	60.0
Minority interests	-8.1	-4.2	-1.4

Net Profit for the Period	740.8	405.3	58.6

Key Ratios
Basic earnings per share, EUR	0.89	0.49	0.07
Diluted earnings per share, EUR	0.89	0.49	0.07

11(18)

Condensed Consolidated Cash Flow Statement

EUR million	2004	Q1/2004	Q1/2005
Cash Flow from Operating Activities
Operating profit	708.6	217.8	112.7
Adjustments	1 039.1	166.2	284.9
Change in disability pension scheme	-179.9	—	—
Change in net working capital	-367.7	-215.2	-236.0
Change in short-term interest-bearing receivables	444.3	499.0	69.0

Cash Flow Generated by Operations	1 644.4	667.8	230.6
Net financial items	-124.8	-14.1	-24.8
Income taxes paid	-114.2	-79.9	-51.8

Net Cash Provided by Operating Activities	1 405.4	573.8	154.0

Cash Flow from Investing Activities
Acquisitions	-426.8	-186.1	-48.8
Proceeds from sale of fixed assets and shares	253.9	212.3	2.9
Capital expenditure	-979.6	-216.1	-357.7
Proceeds from the long-term receivables, net	-182.5	-171.4	-0.2

Net Cash Used in Investing Activities	-1 335.0	-361.3	-403.8

Cash Flow from Financing Activities
Change in long-term liabilities	1 261.2	-4.9	10.7
Change in short-term borrowings	-697.5	144.4	363.0
Dividends paid	-375.7	—	—
Minority dividends	-1.9	—	—
Options exercised	1.6	4.0	—
Purchase of own shares	-198.6	-42.7	-106.6

Net Cash Used in Financing Activities	-10.9	100.8	267.1

Net Increase in Cash and Cash Equivalents	59.5	313.3	17.3
Cash and bank in acquired companies	45.9	0.0	0.0
Cash and bank in sold companies	-29.5	-36.4	0.0
Translation differences on cash holdings	-3.1	1.8	1.9
Cash and bank at the beginning of period	201.5	201.5	274.3

Cash and Cash Equivalents at Period End	274.3	480.2	293.5

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2004	Q1/2004	Q1/2005
Carrying value at 1 January	12 535.3	12 535.3	10 715.5
Acquisition of subsidiary companies	190.2	—	0.0
Additions	979.6	216.1	356.6
Emission rights			64.7
Disposals	-1 635.3	-1 587.7	-2.7
Depreciation, amortisation and impairment	-1 172.0	-290.6	-276.1
Translation difference and other	-189.4	36.3	114.1

Balance Sheet Total	10 715.5	10 909.4	10 972.1

Acquisitions of Subsidiary Companies
Cash and cash equivalents	45.9	—	—
Working capital	44.0	—	—
Operating fixed assets	183.3	—	—
Interest bearing assets	0.7	—	—
Tax liabilities	-19.2	—	—
Interest bearing liabilities	-11.4	—	—
Non-cash share exchange	-3.9	—	—
Minority interests	-69.9	—	-43.9
Fair value of net assets	169.5	—	-43.9
Goodwill	6.9	—	—

Total Purchase Consideration	176.4	—	-43.9

12(18)

Borrowings

EUR million	2004	Q1/2004	Q1/2005
Non-current borrowings	3 328.1	3 425.5	3 167.2
Current borrowings	699.5	868.6	1 736.4

	4 027.6	4 294.1	4 903.6

Carrying value at 1 January	5 174.2	5 174.2	4 027.6
Debt acquired with new subsidiaries	11.4	—	—
Debt disposed with sold subsidiaries	-1 518.8	-1 487.3	—
Proceeds from / -payments of borrowings (net)	552.5	145.3	763.7
Translation difference and other	-191.7	461.9	112.3

Total Borrowings	4 027.6	4 294.1	4 903.6

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2004	31 Mar 2004	31 Mar 2005
Fixed and Other Long-term Assets
Fixed assets	O	10 715.5	10 909.4	10 972.1
Investment in associated companies		568.1	498.1	588.9
Listed securities	I	220.1	220.4	236.5
Unlisted shares	O	132.7	150.1	132.6
Non-current loan receivables	I	233.1	216.5	230.6
Deferred tax assets	T	11.4	10.9	19.2
Other non-current assets	O	210.5	172.8	233.7

		12 091.4	12 178.2	12 413.6

Current Assets
Inventories	O	1 771.3	1 726.7	1 950.8
Tax receivables	T	160.9	163.7	159.1
Operative receivables	O	1 865.3	1 864.2	1 938.0
Interest-bearing receivables	I	248.7	272.0	215.4
Cash and cash equivalents	I	274.3	480.2	293.5

		4 320.5	4 506.8	4 556.8

Total assets		16 411.9	16 685.0	16 970.4

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2004	31 Mar 2004	31 Mar 2005
Shareholders’ Equity		8 036.3	7 891.4	7 672.0
Minority Interests		136.1	62.8	108.2
Long-term Liabilities
Pension provisions	O	637.8	927.1	658.5
Other provisions	O	60.9	80.7	63.2
Deferred tax liabilities	T	1 314.6	1 258.8	1 281.0
Long-term debt	I	3 328.1	3 425.5	3 167.2
Long-term operative liabilities	O	174.0	179.5	222.1

		5 515.4	5 871.6	5 392.0

Current Liabilities
Current portion of long-term debt	I	102.1	103.9	335.6
Interest-bearing liabilities	I	597.4	764.6	1 400.8
Operative liabilities	O	1 673.1	1 652.4	1 679.7
Tax liabilities	T	351.5	338.3	382.1

		2 724.1	2 859.2	3 798.2

Total Liabilities		8 239.5	8 730.8	9 190.2

Total Shareholders’ Equity and Liabilities		16 411.9	16 685.0	16 970.4

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

13(18)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI & Revaluation	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance
Finnish Statutory Pension Scheme	—	—	—	—	—	-130.9	-130.9

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance
Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-106.6	—	—	—	-106.6
Cancellation of Stora Enso Oyj shares	-41.2	-224.5	265.7	—	—	—	0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Options exercised	—	-0.1	—	—	—	—	-0.1
Minority buyout of Stora Enso Timber	—	—	—	—	—	-14.5	-14.5
Revaluation of Emission Rights	—	—	—	15.0	—	—	15.0
Net profit for the period	—	—	—	—	—	58.6	58.6
OCI entries	—	—	—	33.4	—	—	33.4
Translation adjustment	—	—	—	—	15.2	—	15.2

Balance at 31 March 2005	1 382.1	784.6	-21.7	116.0	-203.7	5 614.7	7 672.0

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2004	31 Mar 2004	31 Mar 2005
On own Behalf
Pledges given	0.8	3.8	0.3
Mortgages	118.8	104.5	109.6
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	209.3	48.5	235.3
On Behalf of Others
Pledges given	0.0	2.2	0.0
Mortgages	0.0	10.9	0.0
Guarantees	6.8	13.5	6.9
Other Commitments, Own
Leasing commitments, in next 12 months	32.6	36.1	31.9
Leasing commitments, after next 12 months	159.2	165.2	152.3
Pension liabilities	2.2	2.8	1.2
Other commitments	92.5	97.4	106.2

Total	623.0	485.7	644.5

Pledges given	0.8	6.0	0.3
Mortgages	119.6	116.2	110.4
Guarantees	216.1	62.0	242.2
Leasing commitments	191.8	201.3	184.2
Pension liabilities	2.2	2.8	1.2
Other commitments	92.5	97.4	106.2

Total	623.0	485.7	644.5

14(18)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2004	31 Mar 2004	31 Mar 2005
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	151.3	150.8	130.9	-7.8	123.1
Interest rate options	1.0	1.2	0.5	-0.5	0.0
Cross-currency swaps	-11.6	-10.9	1.1	-14.1	-13.0
Forward contracts	89.5	47.5	25.3	-35.1	-9.8
FX Options	1.8	0.2	1.7	-2.7	-1.0
Commodity contracts	23.6	83.1	76.3	-7.1	69.2
Equity swaps	-11.4	-37.8	15.1	-41.2	-26.1

Total	244.2	234.1	250.9	-108.5	142.4

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2004	31 Mar 2004	31 Mar 2005
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	109.5	702.4
Maturity 2–5 years	953.4	759.0	393.2
Maturity 6–10 years	1 469.9	717.1	1 567.3
Maturity over 10 years	0.0	0.0	0.0

	2 489.8	1 585.6	2 662.9
Interest rate futures	0.0	125.0	0.0
Interest rate options	198.4	597.2	148.4

Total	2 688.2	2 307.8	2 811.3

Foreign Exchange Derivatives
- Cross-currency swap agreements	102.7	108.7	105.4
- Forward contracts	2 479.8	3 113.2	2 428.9
- FX Options	588.3	331.8	695.4

Total	3 170.8	3 553.7	3 229.7

Commodity derivatives
Commodity contracts	442.7	430.9	517.7

Total	442.7	430.9	517.7

Equity swaps
Equity swaps	359.5	359.5	397.4

Total	359.5	359.5	397.4

Sales by Product Area

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	4 295.7	1 019.2	1 069.6	1 090.6	1 163.9	4 343.3	1 049.5
Fine Paper	3 197.7	788.9	786.3	791.8	806.1	3 173.1	833.1
Merchants	627.6	160.3	148.5	145.7	183.4	637.9	182.1
Other	-281.3	-70.4	-68.6	-72.3	-76.5	-287.8	-77.5

Paper	7 839.7	1 898.0	1 935.8	1 955.8	2 076.9	7 866.5	1 987.2

Packaging Boards	2 761.6	692.0	704.4	674.6	700.5	2 771.5	722.7

Wood Products	1 400.0	373.1	419.2	388.5	386.0	1 566.8	366.9
Wood Supply Europe	2 074.3	634.9	621.4	568.3	657.0	2 481.6	674.7
Other	-591.0	-229.8	-225.6	-207.1	-229.0	-891.5	-234.4

Forest Products	2 883.3	778.2	815.0	749.7	814.0	3 156.9	807.2

Other	-1 312.3	-350.3	-352.3	-347.0	-349.5	-1 399.1	-372.2

Total	12 172.3	3 017.9	3 102.9	3 033.1	3 241.9	12 395.8	3 144.9

15(18)

Restated Operating Profit by Product Area excluding Non-recurring Items and Goodwill Amortisation

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	111.1	8.7	-3.8	48.2	38.2	91.3	20.0
Fine Paper	153.5	18.1	4.6	27.9	13.7	64.3	47.8
Merchants	-6.7	3.3	2.4	1.6	3.9	11.2	2.7

Paper	257.9	30.1	3.2	77.7	55.8	166.8	70.5

Packaging Boards	292.4	82.1	67.7	84.8	43.0	277.6	73.7

Wood Products	26.5	11.4	21.3	10.9	-8.9	34.7	-4.0
Wood Supply Europe	116.5	31.3	3.3	3.1	-5.4	32.3	3.1

Forest Products	143.0	42.7	24.6	14.0	-14.3	67.0	-0.9

Other Areas	-54.4	-30.1	-17.3	-15.7	-19.1	-82.2	-30.6
Operating Profit excl. Goodwill amortisation	638.9	124.8	78.2	160.8	65.4	429.2	112.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—
Non-recurring items	-54.4	115.7	—	74.1	179.9	369.7	—

Operating Profit (IFRS)	468.5	217.8	56.3	213.2	221.3	708.6	112.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6

Non-recurring Items by Product Area

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	-29.5	—	—	30.8	45.6	76.4	—
Fine Paper	-10.3	—	—	41.5	37.0	78.5	—
Merchants	—	—	—	—	0.8	0.8	—

Paper	-39.8	—	—	72.3	83.4	155.7	—

Packaging Boards	—	—	—	—	67.0	67.0	—

Wood Products	—	—	—	—	16.4	16.4	—
Wood Supply Europe	—	115.7	—	—	10.6	126.3	—

Forest Products	—	115.7	—	—	27.0	142.7	—

Other	-14.6	—	—	1.8	2.5	4.3	—
Total Non-recurring Items	-54.4	115.7	—	74.1	179.9	369.7	—

Restated Operating Profit by Product Area

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	81.6	8.7	-3.8	79.0	83.8	167.7	20.0
Fine Paper	143.2	18.1	4.6	69.4	50.7	142.8	47.8
Merchants	-6.7	3.3	2.4	1.6	4.7	12.0	2.7

Paper	218.1	30.1	3.2	150.0	139.2	322.5	70.5

Packaging Boards	292.4	82.1	67.7	84.8	110.0	344.6	73.7

Wood Products	26.5	11.4	21.3	10.9	7.5	51.1	-4.0
Wood Supply Europe	116.5	147.0	3.3	3.1	5.2	158.6	3.1

Forest Products	143.0	158.4	24.6	14.0	12.7	209.7	-0.9

Other	-69.0	-30.1	-17.3	-13.9	-16.6	-77.9	-30.6

Operating Profit excl. Goodwill amortisation	584.5	240.5	78.2	234.9	245.3	798.9	112.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—

Operating Profit	468.5	217.8	56.3	213.2	221.3	708.6	112.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6

16(18)

Pro-forma figures according to reorganised reporting structure effective 1 May 2005

Operating Profit by Segment excluding Non-recurring items and Goodwill Amortisation

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	121.5	12.1	4.3	46.4	40.7	103.5	21.1
Fine Paper	151.4	14.5	-0.4	29.7	14.6	58.4	48.4
Merchants	-6.7	3.3	2.4	1.6	3.9	11.2	2.7
Packaging Boards	284.1	82.3	64.6	84.8	39.6	271.3	72.0
Wood Products	26.5	11.4	21.3	10.9	-8.9	34.7	-4.0
Wood Supply Europe	116.5	31.3	3.3	3.1	-5.4	32.3	3.1
Other Areas	-54.4	-30.1	-17.3	-15.7	-19.1	-82.2	-30.6

Operating Profit excl. Goodwill amortisation	638.9	124.8	78.2	160.8	65.4	429.2	112.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—
Non-recurring items	-54.4	115.7	—	74.1	179.9	369.7	—

Operating Profit (IFRS)	468.5	217.8	56.3	213.2	221.3	708.6	112.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1
Associated companies	- 23.0	- 2.3	16.7	10.2	14.3	38.9	14.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0
Minority interests	-5.8	-4.2	- 2.1	-1.4	-0.4	-8.1	-1.4

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6

Non-recurring Items by Segment

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	-29.5	—	—	30.8	45.6	76.4	—
Fine Paper	-7.2	—	—	29.9	37.0	66.9	—
Merchants	—	—	—	—	0.8	0.8	—
Packaging Boards	-3.1	—	—	11.6	67.0	78.6	—
Wood Products	—	—	—	—	16.4	16.4	—
Wood Supply Europe	—	115.7	—	—	10.6	126.3	—
Other	-14.6	—	—	1.8	2.5	4.3	—

Total Non-recurring Items	-54.4	115.7	—	74.1	179.9	369.7	—

Operating Profit by Segment

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05
Publication Paper	92.0	12.1	4.3	77.2	86.3	179.9	21.1
Fine Paper	144.2	14.5	-0.4	59.6	51.6	125.3	48.4
Merchants	-6.7	3.3	2.4	1.6	4.7	12.0	2.7
Packaging Boards	281.0	82.3	64.6	96.4	106.6	349.9	72.0
Wood Products	26.5	11.4	21.3	10.9	7.5	51.1	-4.0
Wood Supply Europe	116.5	147.0	3.3	3.1	5.2	158.6	3.1
Other	-69.0	-30.1	-17.3	-13.9	-16.6	-77.9	-30.6

Operating Profit excl. Goodwill amortisation	584.5	240.5	78.2	234.9	245.3	798.9	112.7

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—

Operating Profit	468.5	217.8	56.3	213.2	221.3	708.6	112.7
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6

17(18)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
January	11.06	11.05	100.50	100.50	14.40
February	11.53	11.50	104.00	104.00	15.21
March	10.98	10.83	99.75	99.25	14.05

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
January	291 951	75 394 256	132 182	15 692 325	1 695 200
February	555 640	77 601 594	159 981	13 844 140	1 642 300
March	540 651	98 341 080	355 946	14 741 679	2 351 700

Total	1 388 242	251 336 930	648 109	44 278 144	5 689 200

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – June 2005	27 July 2005
Interim Review for January – September 2005	27 October 2005

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

18(18)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: April 28, 2005